240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  Green Century Capital Management
NAME OF PERSON RELYING ON EXEMPTION: Green Century Capital Management
ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston  MA 02109
May 2010
Dear Southern Company Shareholder:

We urge you to vote in favor of Southern Company Item #7:
Coal Combustion Byproducts Environmental Report.

Item #7 asks the Board of Directors of Southern Company (Southern) to prepare a report on the company’s efforts to reduce environmental and health hazards associated with coal combustion waste (coal ash). Coal ash is a byproduct of burning coal that contains arsenic, mercury, lead, and other toxins which have been linked to cancer, organ failure, and other serious health problems as well as widespread damage to ecosystems.  Most coal ash is stored in large ponds or landfills and its management can expose utilities to significant financial and regulatory risk.

Southern could face serious financial risks associated with the environmental impacts of coal ash.
Southern operates 22 plants with active coal ash ponds, at least ten of which are over forty years old. In December 2008, a 1 billion gallon ash pond operated by the Tennessee Valley Authority (TVA) burst and spilled its contents over 300 acres, causing an estimated $1 billion in costs for the utility, not including extensive litigation expenses that have arisen since the spill. According to company documents, TVA was monitoring its ash pond prior to the dam breach at higher rates than Southern monitors its ponds. The TVA disaster demonstrates that Southern’s current practice is insufficient to prevent significant financial risk. Furthermore, two of Southern’s ponds have been labeled “high hazard” by the National Inventory of Dams, which means a dam failure or misoperation “will probably cause loss of human life.” Southern has experienced dam failures in the past.

Southern could face substantial regulatory risk related to coal ash and lags behind its peers in disclosure.
The U.S. Environmental Protection Agency (EPA) has proposed regulating coal ash as a hazardous waste and may be requiring utilities to change coal ash disposal practices. Southern could face significantly increased costs if EPA’s proposed hazardous designation goes forward. Industry peer Duke Energy discloses risks related to coal ash in financial statements and discloses risk mitigation measures, including plans to install synthetic caps and liners at existing and new coal ash landfills. Even in its new report on coal ash, Southern fails to provide shareholders basic information on whether or not the company utilizes key risk reduction measures such as synthetic liners, caps, and effective groundwater monitoring. Southern does not provide shareholders with sufficient information to determine if the company is properly reducing environmental hazards and managing the risks associated with coal ash.

This resolution does not bind Southern to a particular policy, it asks for improved disclosure relating to coal ash risk. The nation’s three top proxy analysts - RiskMetrics Group, Glass Lewis, and Proxy Governance International all recommended voting FOR this same proposal at MDU Resources Inc.

By voting FOR Item #7, you will help protect the long-term shareholder value of Southern Company as well as the welfare of the communities in which our company operates.

For additional information regarding Item #7, please visit: http://www.incr.com/resolutions.

Thank you for your support on this very important issue.
Sincerely,
This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote FOR Item #7 following the instruction provided on the management’s proxy mailing.	Kristina Curtis Senior Vice President Green Century Capital Management